Sticky Fingers Sweets & Eats, Inc.
Statement of Cash Flows
January through June 2021

	Jan - Jun 21
OPERATING ACTIVITIES	
Net Income	74,372.33
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · **Accounts Receivable**	12,348.15
1140 · **Insurance Receivable**	8,201.95
1150 · **Credit Card Receivable**	172.55
1160 · **ERTC Receivable**	56,609.36
1206 · **Doordash receivable**	-555.45
1300 · **Inventory Ingredients/Packaging**	-406.54
1300 · **Inventory Ingredients/Packaging:1301 · Mail Order Packaging**	207.79
1400 · **Prepaid Expense:1405 · Prepaid Alarm Monitoring**	-267.12
1400 · **Prepaid Expense:1406 · Prepaid Mail Order Packaging**	-7,588.19
1400 · **Prepaid Expense:1411 · Prepaid Insurance:1411.1 · Prepaid Commercial ...**	2,888.10
1400 · **Prepaid Expense:1411 · Prepaid Insurance:1411.2 · Prepaid Workers Comp**	973.74
1400 · **Prepaid Expense:1420 · Prepaid Taxes & Licenses:1420.1 · Prepaid Busin...**	129.30
1460 · **Estimated State Income Taxes**	4,750.00
1950 · **Due to/from Farewell**	-18,602.56
2100 · **Accounts Payable**	-6,678.04
2133 · **American Express (12007)**	107.00
2140 · **Chase (3701-visa)**	-8,952.51
2150 · **Citi Business MC (3360)**	-477.02
2200 · **Payroll Taxes Payable:2210 · Accrued FICA/SS**	351.45
2200 · **Payroll Taxes Payable:2220 · Accrued Medicare**	82.19
2200 · **Payroll Taxes Payable:2230 · Accrued FUTA**	-16.42
2200 · **Payroll Taxes Payable:2240 · Accrued SUTA**	-10.47
2200 · **Payroll Taxes Payable:2245 · Accrued DCUPLA**	42.00
2200 · **Payroll Taxes Payable:2250 · Employee Tips Payable**	879.35
2300 · **Sales Tax Payable**	-466.82
2400 · **Accrued Expenses:2410 · Accrued Payroll**	6,707.34
2400 · **Accrued Expenses:2460 · Accrued CC Discount Fees**	-123.98
2500 · **Other Liabilities:2510 · Gift Certificates**	-236.84
2500 · **Other Liabilities:2531 · DoorDash Tips**	1,055.65
Net cash provided by Operating Activities	125,496.29
INVESTING ACTIVITIES	
1575 · **Accumulated Depreciation**	2,563.50
Net cash provided by Investing Activities	2,563.50
FINANCING ACTIVITIES	
2600 · **Shareholder Loan - DP**	-2,783.10
2671 · **PPP2-Sandy Springs Bank**	127,378.00
2690 · **Loan Payable Nissan**	-21,144.06
3000 · **Retained Earnings**	103,561.21
3200 · **Distributions, Doron Petersan**	-20,000.00
32000 · ***Retained Earnings**	-103,561.21
Net cash provided by Financing Activities	83,450.84
Net cash increase for period	211,510.63
Cash at beginning of period	242,241.90
Cash at end of period	**453,752.53**